# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pershing Square USA, Ltd., CIK 0002002660
CUSIP: 000000000
Title of class of securities: 7.50% Series A Cumulative Preferred Shares
Address of issuer's principal executive offices: Pershing Square Inc., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0002026053
Persons authorized to receive notices and communications: Halit Coussin, Pershing Square Inc., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019, (212) 813-3700

## Reporting persons
- Pershing Square PSUS Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC), bank loan (BK); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (100% of the class)
- Pershing Square Inc. (CIK 0002026053): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC), bank loan (BK); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (100% of the class)
- Pershing Square Partner Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), bank loan (BK); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (100% of the class)
- Pershing Square Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), bank loan (BK); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: 7.50% Series A Cumulative Preferred Shares
Name of issuer: Pershing Square USA, Ltd.
Address of issuer's principal executive offices: Pershing Square Inc., 787 Eleventh Avenue, 9th Floor, New York, New York (NY), 10019
Comment: This statement on Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) relating to the 7.50% Series A Cumulative Preferred Shares (the "Preferred Shares") of Pershing Square USA, Ltd., a Delaware statutory trust (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by:

(i) Pershing Square PSUS Holdings, LLC, a Nevada limited liability company ("PSUS Holdings");

(ii) Pershing Square Inc., a Nevada corporation ("PS Inc.");

(iii) Pershing Square Partner Group, LLC, a Delaware limited liability company ("PS Partner Group"); and

(iv) Pershing Square Management, LLC, a Delaware limited liability company ("ManagementCo" and together with PSUS Holdings, PS Inc. and PS Partner Group, the "Reporting Persons").
Residence or business address: The address of the principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.
Present principal occupation or employment:
PSUS Holdings' principal business is primarily to serve as a holding company for the Issuer's common shares of beneficial interest (the "Common Shares") and the Preferred Shares. PSUS Holdings is a wholly owned subsidiary of PS Inc.

PS Inc.'s principal business is primarily to serve as a holding company for the business of Pershing Square Capital Management, L.P., a Delaware limited partnership ("PSCM"). The name, business address, present principal occupation and citizenship of each executive officer and director of PS Inc. is set forth in Exhibit 99.2 attached hereto and is incorporated herein by reference.

PS Partner Group's principal business is primarily to hold shares of common stock of PS Inc.

ManagementCo's principal business is to hold voting interests in PS Inc. and act as the managing member of PS Partner Group. The name, business address, present principal occupation and citizenship of each member of ManagementCo is set forth in Exhibit 99.3 attached hereto and is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.2 or 99.3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.2 or 99.3 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The information set forth in Item 2(a) is incorporated into this Item 2(f) by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On April 30, 2026, PSUS Holdings acquired 1,000,000 Preferred Shares for an aggregate purchase price of $50,000,000 in a private placement conducted in connection with the initial public offering of the Issuer's Common Shares. The source of funding for the acquisition of the Preferred Shares was derived from the working capital of PSUS Holdings and amounts drawn under PS Inc.'s Senior Credit Facilities (as defined below).

On April 30, 2026, PS Inc. and a syndicate of banks, led by Bank of America, N.A., as administrative agent, entered into a credit agreement (the "Credit Agreement"). The Credit Agreement consists of (i) a senior secured revolving credit facility (the "Revolving Facility") in an aggregate principal amount of $250,000,000 and (ii) a senior secured term loan facility in an aggregate principal amount of $100,000,000 (the "Term Loan Facility," and together with the Revolving Facility, the "Senior Credit Facilities"). PS Inc. used certain proceeds of the Term Loan Facility and borrowings under the Revolving Facility to finance the aforementioned investment via PSUS Holdings in the Issuer.

A copy of the Credit Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 30, 2026, PSUS Holdings acquired 1,000,000 Preferred Shares in a private placement conducted in connection with the initial public offering of the Issuer's Common Shares, representing all of the outstanding Preferred Shares of the Issuer. Pursuant to the terms of the Preferred Shares and in accordance with the requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), PSUS Holdings, as the holder of the Preferred Shares, will be entitled to elect two Trustees to the Issuer's Board of Trustees at all times and in accordance with the requirements of the 1940 Act would become entitled to elect a majority of the Trustees of the Issuer in the event that two full years' dividends on the Preferred Shares are unpaid.

In addition, on April 30, 2026, PSUS Holdings acquired 3,657,680 Common Shares of the Issuer for a purchase price of $50 per share in a private placement conducted in connection with the initial public offering of the Issuer's Common Shares. Following the transaction, PSUS Holdings owned an aggregate 4,000,000 Common Shares of the Issuer, representing less than 5% of the aggregate outstanding Common Shares of the Issuer.

In connection with the initial public offering of the Issuer, PS Inc. purchased from the Issuer 40,516,960 Common Shares of the Issuer for resale to the underwriters of the initial public offering of the Issuer, which was completed on April 30, 2026. In addition, PS Inc. purchased from the Issuer 55,483,040 Common Shares of the Issuer for resale to investors in a private placement transaction that closed on April 30, 2026. Each such purchase and sale took place at $50 per share.

Except as described above, none of the Reporting Persons covered by this Schedule 13D currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5(a).

The Reporting Persons beneficially own, in the aggregate, 1,000,000 Preferred Shares held by PSUS Holdings, constituting all of the issued and outstanding Preferred Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5(b).

The Reporting Persons beneficially own, in the aggregate, 1,000,000 Preferred Shares held by PSUS Holdings, constituting all of the outstanding Preferred Shares of the Issuer. As the parent company of PSUS Holdings, PS Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Preferred Shares. As a significant shareholder of PS Inc., PS Partner Group may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Preferred Shares. As the holder of majority voting power of PS Inc. and the managing member of PS Partner Group, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose, or direct the disposition, of) the Preferred Shares.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibits 99.2 or 99.3 beneficially own any Preferred Shares of the Issuer.
Transactions in the class effected during the past sixty days:
On April 30, 2026, PSUS Holdings acquired 1,000,000 Preferred Shares for $50 per share. The Preferred Shares were acquired in a private placement conducted in connection with the initial public offering of the Issuer's Common Shares. The source of funding for the acquisition of the Preferred Shares was derived from the working capital of PSUS Holdings and amounts drawn under PS Inc.'s Senior Credit Facilities. Exhibit 99.5, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Preferred Shares that were effected during the past sixty days by the Reporting Persons for their own benefit or for the benefit of the Pershing Square Affiliated Funds.

Except as set forth above, none of the Reporting Persons has effected any further transactions in the Preferred Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to the terms of the Preferred Shares and in accordance with the requirements of the 1940 Act, PSUS Holdings, as the holder of the Preferred Shares, will be entitled to elect two Trustees to the Issuer's Board of Trustees at all times and in accordance with the requirements of the 1940 Act would become entitled to elect a majority of the Trustees in the event that two full years' dividends on the Preferred Shares are unpaid.

On April 28, 2026, PSUS Holdings entered into an Anchor Subscription Agreement with the Issuer, pursuant to which PSUS Holdings purchased 1,657,680 Common Shares for an aggregate purchase price of $82,884,000 and 1,000,000 Preferred Shares for a purchase price of $50,000,000.00. Pursuant to the Anchor Subscription Agreement, PSUS Holdings agreed that it will not, without the prior written consent of the Issuer, transfer any of such Common Shares or Preferred Shares until April 30, 2051. A copy of such Anchor Subscription Agreement is attached hereto as Exhibit 99.6.

On April 28, 2026, PSUS Holdings entered into a Subscription Agreement with the Issuer, pursuant to which PSUS Holdings purchased 2,000,000 Common Shares at a price of $50.00 per share. A copy of such Subscription Agreement is attached hereto as Exhibit 99.7.

On April 30, 2026, PSUS Holdings entered into a Registration Rights Agreement with the Issuer, a copy of which is attached hereto as Exhibit 99.8.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement

Exhibit 99.2: Schedule of Executive Officers and Directors of Pershing Square Inc. as of May 7, 2026

Exhibit 99.3: Schedule of Members of Pershing Square Management, LLC as of May 7, 2026

Exhibit 99.4: Credit Agreement, dated April 30, 2026, among PS Inc., as the Borrower, the Guarantors from time to time party thereto, the Lenders party thereto, and Bank of America, N.A., as the Administrative Agent and the L/C Issuer, and BofA Securities, Inc., as Sole Lead Arranger and Sole Bookrunner.

Exhibit 99.5: Trading Data

Exhibit 99.6: Anchor Subscription Agreement, dated April 28, 2026, by and between PSUS Holdings and the Issuer

Exhibit 99.7: Subscription Agreement, dated April 28, 2026, by and between PSUS Holdings and the Issuer

Exhibit 99.8: Registration Rights Agreement, dated April 30, 2026, by and between PSUS Holdings and the Issuer

## Signatures
- Pershing Square PSUS Holdings, LLC: /s/ William A. Ackman, Authorized Signatory (05/07/2026)
- Pershing Square Inc.: /s/ William A. Ackman, Authorized Signatory (05/07/2026)
- Pershing Square Partner Group, LLC: /s/ William A. Ackman, Authorized Signatory (05/07/2026)
- Pershing Square Management, LLC: /s/ William A. Ackman, Authorized Signatory (05/07/2026)